
January 24, 2014

Via E-mail
Joseph Wade
Chief Executive Officer
Embarr Downs, Inc.
205 Ave Del Mar #984
San Clemente, CA 92674

> **Re:** **Embarr Downs, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 13, 2014**
> **File No. 333-192804**

Dear Mr. Wade:

We have reviewed your responses to the comments in our letter dated January 9, 2014, and have the following additional comments.

General

1. We note your response to our prior comment 1 and reissue. Please include this "pro forma" financial information in the body of your prospectus, not as an attached exhibit.

Registration Statement Cover Page

2. We note your response to our prior comment 5 and reissue in part. Please revise footnote (1) to track the language of Rule 416(b), which is limited to stock splits or stock dividends.

Prospectus Summary, page 6

Financing Requirements, page 8

3. In light of your revised disclosure concerning financing, please disclose the party with which you entered into your unsecured convertible promissory note.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor